UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __)*

KIORA PHARMACEUTICALS, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
49721T101
(CUSIP Number)
July 26, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 12 Pages)

SCHEDULE 13G

CUSIP NO. 49721T101	Page 2 of 12

1	NAMES OF REPORTING PERSONS Lincoln Park Capital Fund, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,280,476
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,280,476

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,280,476
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%*
12	TYPE OF REPORTING PERSON OO

 * Reporting person has rights, under the shares of Series E Convertible Preferred Stock of the Issuer (the “Series E”) and under two warrants, to acquire an aggregate number of shares of the Issuer’s Common Stock which, except for the contractual caps in the Series E and warrants on the amount of outstanding shares of the Issuer’s Common Stock that the reporting person may own, when combined with the 3,275,000 shares of Common Stock owned, would exceed such a cap. The ownership cap in each of the Series E and Warrants is 9.99%. Thus, the number of shares of the Issuer’s Common Stock beneficially owned by the reporting person as of the date of this filing was 3,280,476 shares, which is 9.99% of the 32,837,598 shares that were outstanding on that date (as reported in the Issuer’s prospectus supplement filed on July 25, 2022).

SCHEDULE 13G

CUSIP NO. 49721T101	Page 3 of 12

1	NAMES OF REPORTING PERSONS Lincoln Park Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,280,476
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,280,476

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,280,476
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%*
12	TYPE OF REPORTING PERSON OO

  * Reporting person has rights, under the shares of Series E and under two warrants, to acquire an aggregate number of shares of the Issuer’s Common Stock which, except for the contractual caps in the Series E and Warrants on the amount of outstanding shares of the Issuer’s Common Stock that the reporting person may own, when combined with the 3,275,000 shares of Common Stock owned, would exceed such a cap. The ownership cap in each of the Series E and warrants is 9.99%. Thus, the number of shares of the Issuer’s Common Stock beneficially owned by the reporting person as of the date of this filing was 3,280,476 shares, which is 9.99% of the 32,837,598 shares that were outstanding on that date (as reported in the Issuer’s prospectus supplement filed on July 25, 2022).

SCHEDULE 13G

CUSIP NO. 49721T101	Page 4 of 12

1	NAMES OF REPORTING PERSONS Rockledge Capital Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,280,476
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,280,476

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,280,476
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%*
12	TYPE OF REPORTING PERSON CO

  * Reporting person has rights, under the shares of Series E and under two warrants, to acquire an aggregate number of shares of the Issuer’s Common Stock which, except for the contractual caps in the Series E and Warrants on the amount of outstanding shares of the Issuer’s Common Stock that the reporting person may own, when combined with the 3,275,000 shares of Common Stock owned, would exceed such a cap. The ownership cap in each of the Series E and warrants is 9.99%. Thus, the number of shares of the Issuer’s Common Stock beneficially owned by the reporting person as of the date of this filing was 3,280,476 shares, which is 9.99% of the 32,837,598 shares that were outstanding on that date (as reported in the Issuer’s prospectus supplement filed on July 25, 2022).

SCHEDULE 13G

CUSIP NO. 49721T101	Page 5 of 12

1	NAMES OF REPORTING PERSONS Joshua B. Scheinfeld
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,280,476
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,280,476

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,280,476
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%*
12	TYPE OF REPORTING PERSON IN

  * Reporting person has rights, under the shares of Series E and under two warrants, to acquire an aggregate number of shares of the Issuer’s Common Stock which, except for the contractual caps in the Series E and Warrants on the amount of outstanding shares of the Issuer’s Common Stock that the reporting person may own, when combined with the 3,275,000 shares of Common Stock owned, would exceed such a cap. The ownership cap in each of the Series E and Warrants is 9.99%. Thus, the number of shares of the Issuer’s Common Stock beneficially owned by the reporting person as of the date of this filing was 3,280,476 shares, which is 9.99% of the 32,837,598 shares that were outstanding on that date (as reported in the Issuer’s prospectus supplement filed on July 25, 2022).

SCHEDULE 13G

CUSIP NO. 49721T101	Page 6 of 12

1	NAMES OF REPORTING PERSONS Alex Noah Investors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,280,476
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,280,476

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,280,476
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%*
12	TYPE OF REPORTING PERSON CO

  * Reporting person has rights, under the shares of Series E and under two warrants, to acquire an aggregate number of shares of the Issuer’s Common Stock which, except for the contractual caps in the Series E and Warrants on the amount of outstanding shares of the Issuer’s Common Stock that the reporting person may own, when combined with the 3,275,000 shares of Common Stock owned, would exceed such a cap. The ownership cap in each of the Series E and Warrants is 9.99%. Thus, the number of shares of the Issuer’s Common Stock beneficially owned by the reporting person as of the date of this filing was 3,280,476 shares, which is 9.99% of the 32,837,598 shares that were outstanding on that date (as reported in the Issuer’s prospectus supplement filed on July 25, 2022).

SCHEDULE 13G

CUSIP NO. 49721T101	Page 7 of 12

1	NAMES OF REPORTING PERSONS Jonathan I. Cope
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,280,476
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,280,476

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,280,476
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%*
12	TYPE OF REPORTING PERSON IN

  * Reporting person has rights, under the shares of Series E and under two warrants, to acquire an aggregate number of shares of the Issuer’s Common Stock which, except for the contractual caps in the Series E and Warrants on the amount of outstanding shares of the Issuer’s Common Stock that the reporting person may own, when combined with the 3,275,000 shares of Common Stock owned, would exceed such a cap. The ownership cap in each of the Series E and Warrants is 9.99%. Thus, the number of shares of the Issuer’s Common Stock beneficially owned by the reporting person as of the date of this filing was 3,280,476 shares, which is 9.99% of the 32,837,598 shares that were outstanding on that date (as reported in the Issuer’s prospectus supplement filed on July 25, 2022).

SCHEDULE 13G

CUSIP NO. 49721T101	Page 8 of 12

Item 1.
(a)	Name of Issuer:

Kiora Pharmaceuticals, Inc., a Delaware corporation (“Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

1371 East 2100 South, Suite 200, Salt Lake City, Utah 84105
Item 2.
(a)	Name of Person Filing:

Lincoln Park Capital Fund, LLC (“LPC Fund”)
Lincoln Park Capital, LLC (“LPC”)
Rockledge Capital Corporation (“RCC”)
Joshua B. Scheinfeld (“Mr. Scheinfeld”)
Alex Noah Investors, Inc. (“Alex Noah”)
Jonathan I. Cope (“Mr. Cope” and, collectively with LPC Fund, LPC, RCC, Mr. Scheinfeld and Alex Noah, the “Reporting Persons”)

(b)	Address of Principal Business Office, or if None, Residence:

The address of the principal business office of each of the Reporting Persons is:
440 North Wells, Suite 410
Chicago, Illinois 60654

(c)	Citizenship:

LPC Fund is an Illinois limited liability company
LPC is an Illinois limited liability company
RCC is a Texas corporation
Mr. Scheinfeld is a United States citizen

SCHEDULE 13G

CUSIP NO. 49721T101	Page 9 of 12

Alex Noah is an Illinois corporation
Mr. Cope is a United States citizen

(d)	Title of Class of Securities:

Common Stock, Par Value $0.01 Per Share (“Common Stock”)

(e)	CUSIP Number:

49721T101

Item 3.

If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240. 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution ______________________

SCHEDULE 13G

CUSIP NO. 49721T101	Page 10 of 12

Item 4. Ownership.

Reporting person	Amount beneficially owned:	Percent of class[1]:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Lincoln Park Capital Fund, LLC	3,280,476	9.99%	0	3,280,476	0	3,280,476
Lincoln Park Capital, LLC	3,280,476	9.99%	0	3,280,476	0	3,280,476
Rockledge Capital Corporation	3,280,476	9.99%	0	3,280,476	0	3,280,476
Joshua B. Scheinfeld	3,280,476	9.99%	0	3,280,476	0	3,280,476
Alex Noah Investors, Inc.	3,280,476	9.99%	0	3,280,476	0	3,280,476
Jonathan I. Cope	3,280,476	9.99%	0	3,280,476	0	3,280,476

1.	As reported by the Issuer in its prospectus supplement filed on July 25, 2022, there were a total of 32,837,598 shares of Common Stock outstanding as of July 26, 2022, after giving effect to the Issuer’s public offering of Common Stock, Series E and warrants to purchase Common Stock on July 26, 2022 to certain investors, including LPC Fund.

As of July 26, 2022, LPC Fund owned, after giving effect to the Issuer’s public offering of Common Stock, Series E, and warrants to purchase Common Stock on July 26, 2022 to certain investors, including LPC Fund, directly, the following securities of the Issuer: (i) 3,275,000 shares of outstanding Common Stock, acquired by LPC Fund in the Issuer’s public offering on July 26, 2022; (ii) Class A Warrants to purchase 4,875,000 shares of Common Stock, subject to a 9.99% beneficial ownership cap, acquired by LPC Fund in the Issuer’s public offering on July 26, 2022 (the “Class A Warrants”); (iii) Class B Warrants to purchase 4,875,000 shares of Common Stock, subject to a 9.99% beneficial ownership cap, acquired by LPC Fund in the Issuer’s public offering on July 26, 2022 (the “Class B Warrants”, and together with the Class A Warrants, the “Warrants”); and (iv) 320 shares of Series E that are convertible into 3,200,000 shares of Common Stock, subject to a 9.99% beneficial ownership cap, acquired by LPC Fund in the Issuer’s public offering on July 26, 2022.

Accordingly, as of July 26, 2022, LPC Fund directly beneficially owned an aggregate of 3,280,476 shares of Common Stock, representing the 3,275,000 shares of Common Stock presently owned combined with number of shares of Common Stock that may be acquired by LPC Fund as of July 26, 2022 under the Warrants and Series E without exceeding the 9.99% beneficial ownership limitation on the exercise of the Warrants, or the 9.99% beneficial ownership limitation on the conversion of the Series E.

LPC is the Managing Member of LPC Fund. RCC and Alex Noah are the Managing Members of LPC. Mr. Scheinfeld is the president and sole shareholder of RCC, as well as a principal of LPC. Mr. Cope is the president and sole shareholder of Alex Noah, as well as a principal of LPC. As a result of the foregoing, Mr. Scheinfeld and Mr. Cope have shared voting and shared investment power over the shares of Common Stock of the Issuer held directly by LPC Fund.

Pursuant to Section 13(d) of the Act and the rules thereunder, each of LPC, RCC, Mr. Scheinfeld, Alex Noah, and Mr. Cope may be deemed to be a beneficial owner of the shares of Common Stock of the Issuer beneficially owned directly by LPC Fund.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of any shares of Common Stock owned by another Reporting Person. Pursuant to Rule 13d-4 of the Act, each of LPC, RCC, Mr. Scheinfeld, Alex Noah, and Mr. Cope disclaims beneficial ownership of the shares of Common Stock of the Issuer held directly by LPC Fund.

SCHEDULE 13G

CUSIP NO. 49721T101	Page 11 of 12

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SCHEDULE 13G

CUSIP NO. 49721T101	Page 12 of 12

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 28, 2022

LINCOLN PARK CAPITAL FUND, LLC			LINCOLN PARK CAPITAL, LLC

BY:	LINCOLN PARK CAPITAL, LLC		BY:	ROCKLEDGE CAPITAL CORPORATION

BY:	ROCKLEDGE CAPITAL CORPORATION

By:	/s/ Joshua B. Scheinfeld		By:	/s/ Joshua B. Scheinfeld
	Name:	Joshua B. Scheinfeld		Name:	Joshua B. Scheinfeld
	Title:	President		Title:	President

LINCOLN PARK CAPITAL FUND, LLC			LINCOLN PARK CAPITAL, LLC

BY:	LINCOLN PARK CAPITAL, LLC		BY:	ALEX NOAH INVESTORS, INC.

BY:	ALEX NOAH INVESTORS, INC.

By:	/s/ Jonathan I. Cope		By:	/s/ Jonathan I. Cope
	Name:	Jonathan I. Cope		Name:	Jonathan I. Cope
	Title:	President		Title:	President

ROCKLEDGE CAPITAL CORPORATION			ALEX NOAH INVESTORS, INC.

By:	/s/ Joshua B. Scheinfeld		By:	/s/ Jonathan I. Cope
	Name:	Joshua B. Scheinfeld		Name:	Jonathan I. Cope
	Title:	President		Title:	President

JOSHUA B. SCHEINFELD			JONATHAN I. COPE

By:	/s/ Joshua B. Scheinfeld		By:	/s/ Jonathan I. Cope
	Name:	Joshua B. Scheinfeld		Name:	Jonathan I. Cope
	Title:	President		Title:	President

LIST OF EXHIBITS

Exhibit No.	Description

1	Joint Filing Agreement